September 29, 2025

Via Email

Steven B. Boehm, Esq.
Payam Siadatpour, Esq.
Eversheds Sutherland (US) LLP
700 6th Street NW, Suite 700
Washington, D.C. 20001


       Re:     Crestline Lending Solutions, LLC
               Registration Statement on Form 10
               File No. 000-56777

Dear Messrs. Boehm and Siadatpour:

       On August 29, 2025, you filed a Registration Statemen on Form 10 on behalf of Crestline
Lending Solutions, LLC (the    Company   ), in connection with the registration
of the Company   s
common stock under section 12(g) of the Securities Exchange Act of 1934 (the
Exchange Act   ).
We have reviewed the Registration Statement and provide our comments below. Where a comment is made in one location, it is applicable to similar disclosure appearing elsewhere in the
Registration Statement. All capitalized terms not otherwise defined in this letter have the meaning given to them in the Registration Statement.

       Please respond to this letter within ten (10) business days by either amending the filing, providing the requested information, or advising us when you will provide the requested information. We may have additional comments after reviewing your responses to the following comments, or any amendment to the filing.

        We note that the Company is voluntarily registering shares of its common stock under section 12(g) of the Exchange Act. Please note that a filing on Form 10 goes effective automatically by lapse of time 60 days after the original filing date, pursuant to section 12(g)(1) of the Exchange Act. After effectiveness, the Company will be subject to the reporting requirements of Section 12(a) of the Exchange Act. However, we will continue to review the filing until all our comments have been satisfactorily addressed.

General comments

1. Please advise in correspondence if the Company or Adviser expects to submit or rely upon any exemptive applications or no-action relief requests in connection with the
       Registration Statement or operations of the Company.
 Mssrs. Boehm & Siadatpour
Crestline Lending Solutions, LLC
Page 2 of 9


2. Please confirm that the Company does not intend to issue debt securities or preferred stock within a year from the effective date of the Registration Statement. If the Company plans to issue preferred shares within a year from the effectiveness of the Registration
       Statement, please include additional disclosure of risks to holders of common shares in the event of a preferred share offering.

3. We note that the Registration Statement is missing information and exhibits and contains numerous sections that indicate that they will be added, completed or updated by amendment. Please expect comments on such portions when you add, complete or update them in any pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits filed in any pre-effective amendment. Please plan accordingly.

Accounting comments


Investment Management Agreement, pp. 16-18

       Incentive Fee Based on Income, p. 17

4. Please provide a graphical representation of the income-related portion of the incentive fee.

Fees and Expenses, p. 21

5. Please ensure sales loads or upfront fees are included in the fee table as applicable.

6. Consider including the expense example. See Instruction 11. to Item 3. of Form N-2 for guidance.

Expense Support and Conditional Reimbursement Agreement, p. 23

7.     The first full paragraph, second sentence mentions       the Advisor
will agree to pay
       certain expenses on our behalf, including our organizational costs .. Please disclose whether the Adviser has agreed to pay for offering costs.

Expenses, pp. 68-69

8. In the second full paragraph on page 69, the first sentence mentions We will reimburse
       the Adviser for organizational costs incurred with our formation   .
Elsewhere, for example
       in the Expense Support and Conditional Reimbursement Agreement section on page 23, it's mentioned that organizational costs may be paid by the Adviser. Please make the disclosures consistent.
 Mssrs. Boehm & Siadatpour
Crestline Lending Solutions, LLC
Page 3 of 9

 Statement of Cash Flows

       Organization and Offering Costs, p. 99

9. Citing applicable U.S. GAAP, please explain how the organizational costs expensed by the LLC will be accounted for by the BDC after the conversion.

10. Please explain whether the LLC and/or BDC has incurred any offering costs. If offering costs have been incurred, in correspondence please identify the line items in the financial statements where these are reflected.

Legal comments

Explanatory Note, pp. 1-2

11.    We note the risk described in the penultimate bullet (   An investment
in the Company
       may not be suitable       ) is similar to the risk described in the
first bullet. Please consider
       combining.

12. In the last paragraph on page 2, please update to reflect the fact that the Form N-54A election was filed on September 2, 2025.

Item 1. Business

       (a) General Development of Business, p. 5

13.    Please clarify the year when Ramp Vehicle was formed.

14. Supplementally, please address whether the terms of the initial subscriptions are the same as for the Shares currently being offered. If the terms are different, please clarify whether these different terms could have a material, negative effect on other investors and whether these different terms will be disclosed and how they will be disclosed, including the timing of such disclosure, are there any preferential redemption or withdrawal rights, and whether there will be a direct or indirect effect on the management fee attributable to the applicable shareholders with whom such agreements were made.

15. Consider disclosing how many closings have been held to date, when they occurred, how many investors have committed capital and the aggregate capital commitments the
       Company has received to date. Has the Company called capital to date for any purpose?
       Please clarify.
 Mssrs. Boehm & Siadatpour
Crestline Lending Solutions, LLC
Page 4 of 9

       The Company, p. 5

16.    Please clarify that the Company   s principal business involves a
direct lending strategy
       that includes originating loans as noted below in the principal investment strategy.

       Shares, p. 7

17.    Please clarify that the Company currently has only one class of Shares.

18. Please clarify whether the Company has filed a request for multi-class exemptive relief and disclose that even if the Company applies for exemptive relief, such relief may not be granted.

Share Repurchases Program, p. 9

19.    In the third paragraph, you state that    Additionally, Shares that have
not been outstanding
       for at least one year will be repurchased at 98% of the NAV per share as of the last
       calendar day of the applicable quarter.    Please clarify if the 2% is a
fee, and if so, if it is a
       repurchase fee (proceeds to the Company) or an early withdrawal charge (proceeds to the selling agent).


Investment Objective, p. 9

20. In the first bullet point, please clarify how the Company will invest in loans; for example, will it be through loan origination?

21.    In the second bullet point, please clarify what is meant by    liquid
and    illiquid credit   .

22.    In the third bullet point, please clarify what is meant by    lower
and    core    middle
       market or cross-reference a later description. (See also comment 23.)

       Investment Strategy, pp. 9-11

23. Please clarify the difference between direct lending and opportunistic lending. For example, are there differences in the types of entities to or circumstances in which the
       Company will make direct loans versus opportunistic loans? We note that direct lending is generally where a company will make loans directly to companies while opportunistic lending generally involves providing flexible, high-interest financing to companies or assets in difficult, complex or time-sensitive situations. Where appropriate, please clarify who the borrowers are for each type of lending activity (e.g., what is a lower or middle
       market company   ). We note many of the characteristics of these
borrowers are
       summarized in the risk factor    Investing in middle market companies
involves a number
       of significant risks, any one of which could have a material adverse effect on our operating results.
 Mssrs. Boehm & Siadatpour
Crestline Lending Solutions, LLC
Page 5 of 9


24.    In the carryover paragraph on pages 9-10, the last sentence states
The majority of
       companies that Crestline currently lends to are backed by a private
equity sponsor.    If
       this is a single entity, please disclose the name of the private equity sponsor.

25. In the first full paragraph on page 10, please revise the second sentence to refer to the
       defined term    The Opportunistic Strategy    rather than    The
Opportunistic Lending
       Strategy.

26.    In the fifth paragraph on page 10, you state    We also expect to invest
to some extent in
       non-U.S. companies.    Please clarify how the Company will invest in
non-US Companies
       since both the Direct Lending Strategy and Opportunistic Strategy focus on companies in the U.S.

27. In the fifth paragraph on page 10, the third sentence refers to syndicated market
       investments.    Please clarify if this is a different component of the
principal strategy.

28. In the sixth paragraph on page 10, please revise the 4th sentence to clarify what is meant
       by    foreign instruments.

29. In the third full paragraph on page 11, for clarity, please revise the last sentence
       (   However, on an aggregate basis,       ) to delete    , as such
investments are typically
       smaller in size.

30. In the fourth full paragraph on page 11, the first sentence refers to multiple independent
       pools of value    and the second sentence refers to    multiple pools of
value diversifying
       risk   . Please clarify what is meant by    multiple pools    in both
sentences.

31. In the fifth paragraph on page 11, please clarify if the Company will originate covenant
       lite loans as suggested by the risk factor,    Covenant-lite
Obligations.    Please add a cross
       reference to the related risk disclosure on page 56.

Investment Process, pp. 12-16

       Sourcing and Origination, p. 12

32.    In the fourth paragraph, please clarify what is meant by    direct
sourcing yield    and    hit
       rate and yield perspective.

33. In the last paragraph on page 12, please clarify what is meant by generalist bank
       coverage    and    growing intrinsic base   .
 Mssrs. Boehm & Siadatpour
Crestline Lending Solutions, LLC
Page 6 of 9

       Screening and Due Diligence, p. 13

34. In the fifth bullet discussing what happens after reaching the Final Research Report,
       please note    Opportunity    is not a defined term.

       Types of Investments, pp. 14-16

35.    Preferred Investments, p. 15. The third sentence defines    PIK    which
has been defined
       earlier in the Form 10; please use the earlier defined term or otherwise use a consistent term throughout.

36. European Investments, p. 15. Please highlight European Investments earlier in the
       Company's investment objective and strategy since such investments may be as much as
       10% of the Company's portfolio but the Opportunistic Strategy is defined in part as investments in the U.S.

Allocation of Investments, p.16

37. In the fourth paragraph, clarify that the co-investment relief is not guaranteed and may not be granted. Please explain supplementally whether the Company will engage in the kinds of investments described in this section prior to receiving exemptive relief.

Incentive Fee Based on Income, p. 16

38. Please clarify whether the net assets on which the base management fee is calculated may be affected by leverage. Add a cross reference to the risk factors
discussion    Our
       management and incentive fees may induce the Adviser to incur additional leverage.

Dividend Reinvestment Plan, p. 23

39. Please disclose how shareholders may obtain information about the plan; the method of determining the number of shares that will be distributed instead of a cash dividend; if applicable, that an investor holding shares that participate in the plan in a brokerage account may not be able to transfer the shares to another broker and continue to participate in the plan; and the minimum or maximum investment required in the cash purchase plan option.

Certain U.S. Federal Income Tax Considerations, pp. 30-

       Our Investments     General, pp. 35-36

39. We note the disclosure in this section suggests that the Company may use one or more subsidiaries to manage its tax status as a RIC. If the Company intends to use one or more entities (regardless of whether or not the Company sets up the entity) that (1) is primarily controlled by the Company (as defined herein); and (2) primarily engages in investment
 Mssrs. Boehm & Siadatpour
Crestline Lending Solutions, LLC
Page 7 of 9

       activities in securities or other assets (   Subsidiary    as that term
is used below), please
       address the following comments:

   x   Disclose that the Subsidiary or Subsidiaries will include entities that engage in
       investment activities in securities or other assets that are primarily controlled by the
       Company.    Primarily controlled    means (1) the Company controls the
unregistered entity
       within the meaning of section 2(a)(9) of the 1940 Act, and (2) the
Company   s control of
       the unregistered entity is greater than that of any other person.

   x   Disclose that the Company will comply with the provisions of the 1940
Act governing
       capital structure and leverage (section 61) on an aggregate basis with a subsidiary so that
       the Company treats the Subsidiary   s debt as its own.

   x   Disclose that any investment adviser to a Subsidiary complies with provisions of the
       1940 Act relating to investment advisory contracts (section 15) as if it were an investment adviser to the Company under section 2(a)(20) of the 1940 Act. Any investment advisory agreement between a Subsidiary and its investment adviser is a material contract that should be included as an exhibit to the Registration Statement. If the same person is the adviser to both the Company and a Subsidiary, then, for purposes of complying with
       section 15(c), the reviews of the Company   s and a Subsidiary   s
investment advisory
       agreements may be combined.

   x   Disclose that each Subsidiary will comply with provisions relating to affiliated
       transactions and custody (section 57). Also, please identify the custodian of the subsidiary, if any.

   x   Disclose any of the Subsidiary   s principal investment strategies or
principal risks that
       constitute principal investment strategies or risks of the Company. The principal investment strategies and principal risk disclosures of a Company that invests in a subsidiary should reflect aggregate operations of the Company and the Subsidiary.

       Please also confirm in correspondence that: (1) the Subsidiary, if organized and operating outside the United States, and its board of directors will agree to designate an agent for service of process in the United States; (2) the Subsidiary and its board of directors will
       agree to inspection by the Staff of the Subsidiary   s books and
records, which will be
       maintained in accordance with section 31 of the 1940 Act and the rules thereunder; and
       (3) the financial statements of the Subsidiary will be consolidated with those of the
       Company. If not, please explain why not?

   x   If the Company will have wholly-owned Subsidiaries, please confirm supplementally that
       each wholly-owned Subsidiary   s management fee (including any
performance fee), if
       any, will be included in    Management Fees,    and each wholly-owned
Subsidiary   s
       expenses will be included in    Other Expenses    in the Company   s fee
table.
 Mssrs. Boehm & Siadatpour
Crestline Lending Solutions, LLC
Page 8 of 9


Item 1.A. Risk Factors

Our incentive fee may induce the Adviser to make speculative investments, p. 45

40. Please clarify if this risk would also cover investments in PIK instruments as suggested in
          Incentive Fee Based on Income.

We operate in a highly competitive market for investment opportunities, which could reduce returns and result in losses, p. 45

41.    In the first paragraph, sixth sentence,    Source-of-Income Requirement,
Asset
       Diversification Requirement and Distribution Requirement    are not
defined terms. Please
       revise.

PIK interest payments we receive will increase our assets under management and, as a result, will increase the amount of base management fees and incentive fees payable to our
Adviser, p. 47

42. Please clarify in the discussion of the Incentive Fee on page 16 that PIK interest payments will increase assets under management and, as a result, will increase the amount of base management fees and incentive fees paid to the Adviser. Add a cross reference to this risk factor.

Our ability to enter into transactions with our affiliates is restricted, p. 62

43. In the second paragraph, please clarify that the co-investment exemptive order is not guaranteed and may not be granted by the SEC.

Item 4. Security Ownership of Certain Beneficial Owners and Management, p. 73

44. Please revise the table to include a column listing the class of security. See Item 403 of
       Reg. S-K.

Item 7. Certain Relations and Related Transactions, and Director Independence,
p. 79

45. We note disclosure earlier in the registration statement stating that the Company has already entered into the Investment Management and Administration Agreements, and
       Expense Support and Conditional Reimbursement Agreement. Please update the disclosure accordingly.

Item 15. Exhibits p. 122

46.    Please provide a copy of the Company   s bylaws and the Amended and
Restated Limited
       Liability Company Agreement.
 Mssrs. Boehm & Siadatpour
Crestline Lending Solutions, LLC
Page 9 of 9


47.    Please file finalized documents and agreements, rather than any    form
of    agreements.


                                   *   *       *      *         *


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Should you have any questions regarding this letter, please contact me at (202) 551-6870 or Brian Szlagyi, Staff Accountant, at (617) 573-8916.

                                                   Sincerely,
                                                   /s/ Jaea Hahn

                                                   Jaea Hahn
                                                   Senior Counsel



cc:    Brian Szilagyi, Staff Accountant
       Asen Parachkevov, Branch Chief
       Andrea Ottomanelli Magovern, Assistant Director